UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 27, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   **Form 40-F**   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye
we are one

Operating Update and Trading Statement

For the quarter ended 30 September 2016

A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 27 October 2016: Sibanye Gold Limited (Sibanye or the Group) (JSE: SGL & NYSE: SBGL) is pleased to provide a trading statement and operating update for the quarter ended 30 September 2016. Detailed financial and operating results are provided on a six-monthly basis i.e. at the end of June and December each year.

TRADING STATEMENT

Shareholders are advised that Sibanye has a reasonable degree of certainty that its earnings per share for the year ending 31 December 2016 is expected to be a minimum of 200% (158 cents per share (cps)) higher, than the 79cps reported for the year ended 31 December 2015 (or the comparable period) or a minimum of 237cps. Headline earnings per share for 2016 is expected to be a minimum of 330% (244cps) higher than the 74cps reported for 2015, or a minimum of 318cps. Normalised earnings per share for 2016 is expected to be a minimum of 220% (295cps) higher than the 134cps reported for 2015, or a minimum of 429cps. The financial information on which this trading statement is based is at an average rand gold price for the year of R590,000/kg, excludes the effect of the Rustenburg Transaction and has not been reviewed or reported on by Sibanye's auditors. A further trading statement with a more definitive range will be released closer to the financial year end.

OPERATING UPDATE

United States Dollars Quarter ended						South African Rand Quarter ended		
Sep 2015	**June 2016**	**Sep 2016**		**KEY STATISTICS**		**Sep 2016**	**June 2016**	**Sep 2015**
				Gold Division				
410.6	386.1	**382.5**	000'oz	Gold produced	kg	**11,897**	12,008	12,772
1,126	1,260	**1,322**	US$/oz	Revenue	R/kg	**597,705**	606,379	470,349
67	60	**62**	US$/ton	Operating cost	R/ton	**874**	893	865
123.9	185.7	**179.5**	US$m	Operating profit	Rm	**2,530.5**	2,790.1	1,592.6
27	38	**36**	%	Operating margin	%	**36**	38	27
1,007	922	**1,062**	US$/oz	All-in sustaining cost	R/kg	**479,785**	443,912	420,811
				Platinum Division-attributable[1]				
-	51,346	**52,480**	oz	Platinum produced	kg	**1,632**	1,597	-
-	92,773	**94,791**	oz	4E production	kg	**2,948**	2,886	-
-	832	**901**	US$/4Eoz	Average basket price	R/4Eoz	**12,726**	12,499	-
-	4.7	**12.8**	US$m	Operating profit	Rm	**189.7**	72.2	-
-	13	**25**	%	Cash operating margin	%	**25**	13	-
-	683	**678**	US$/4Eoz	Cash operating cost	R/4Eoz	**9,532**	10,268	-

[1] The platinum division's performance is for the quarters ended 30 September 2016 and 30 June 2016, as the Aquarius group was only acquired on 12 April 2016.

Stock data for the quarter ended 30 September 2016		**JSE Limited – (SGL)**	
Number of shares in issue		Price range per ordinary	ZAR 46.48 to ZAR 70.23
– at end September 2016	923,902,469	Average daily volume	4,952,352
– weighted average	923,902,469	**NYSE – (SBGL); one ADR represents four ordinary shares**	
Free Float	80%	Price range per ADR	US$13.64 to US$ 20.78
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	1,388,199

OVERVIEW AND UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2016 COMPARED WITH THE QUARTER ENDED 30 SEPTEMBER 2015

Group operating profit increased strongly, improving by 71% to R2.7 billion for the September 2016 quarter, driven largely by a higher rand and dollar gold price, and good cost management at both the Gold and Platinum Divisions.

There was a noticeable improvement in the operating performance of the Gold Division during the latter half of the September 2016 quarter, following a review of the Group safety strategy in August 2016. Operating profit for the Gold Division increased by 59% to R2.5 billion, with the operating margin increasing from 27% to 36%. This was largely due to a 27% higher rand gold price, which averaged R597,705/kg (US$1,322/oz), with unit costs for the Gold Division similar year-on-year at R874/ton. The above results include the termination of planned gold production from Cooke 4 of over 500 kg per quarter.

The Platinum Division again delivered a record quarterly performance, recording its highest September quarter production in over a decade, with cash operating costs notably low in both rand and dollar terms. Despite low prevailing platinum group metal (PGM) prices, the Platinum Division contributed R190 million to Group operating profit, at a 25% margin.

SAFETY

Following the review of Sibanye's safety strategy in August 2016 and subsequent roll out of the initial phases of the revised strategy, there has been a noticeable improvement in the safety performance at Sibanye's Gold Division. Reportable incidents declined significantly in August and September, with zero fatalities recorded. The Gold Division achieved 2 million Fatality Free Shifts (FFS) on 10 October 2016, with the Serious Injury Free Rate (SIFR) improving by 27% to 3.72 per million man hours and the Lost Day Injury Free Rate (LDIFR) improved by 24% to 6.08 per million man hours.

Regrettably, as highlighted during the interim results in August 2016, three fatalities occurred at the Gold Division in July 2016, prior to the safety review. Sibanye management and Board express their sincere condolences to the families and colleagues of Mssrs – Mongezi Bagege; Enock Tsabedze and Lehlohonolo Masithela.

The Platinum Division's excellent long term safety performance, was blighted by an unfortunate fatal accident at its Kroondal operation in August 2016. This was the first fatal incident for the Platinum Division in 23 months. Sibanye management and its Board express their condolences to the family and friends of the deceased, Mr. Kabelo Rangagwa.

GOLD DIVISION

Safety and operational trends at the Gold Division were much improved in August and September, following a review of the safety strategy and management intervention in August 2016. Overall, Section 54 stoppages declined compared to the previous quarters in 2016. Gold production for this quarter was 11,897kg (382,500oz), which is similar to the previous quarter, but 7% lower than for the same period in 2015. Lower underground volumes were supplemented where possible by surface rock dump material, albeit at lower grades.

Costs at the Gold Division were well controlled, despite above inflation increases in annual wages and electricity tariffs. Operating costs of R4,580 million were approximately 4% higher than for the September 2015 quarter, with unit costs stable at R874/ton milled. All-in sustaining cost increased from R420,811/kg, in the same period in 2015, to R479,785/kg mainly as a result of lower gold production.

Kloof had a much-improved quarter producing 3,617kg (116,300oz) compared with 3,168kg (101,900oz) for the September 2015 quarter. This 14% increase in production was a function of an 11% increase in underground throughput and improved yields. Gold production from surface sources increased by 13% to 361kg (11,600oz), driven by a significant increase in volumes processed.

Driefontein experienced various production disruptions this quarter, specifically at its Masakhane and Hlanganani shafts. Stoppages related to engineering issues, resulted in underground gold production declining to 3,468kg (111,500oz). A 6% increase in the underground yield, due to significantly improved mining quality factors, only partly offset a 20% decline in underground throughput resulting from the aforementioned disruptions. Lower underground volumes were supplemented with surface material where possible, resulting in production from surface sources increasing from 532kg (17,100oz) to 550kg (17,700oz).

At Beatrix, underground gold production of 2,438kg (78,400oz) was similar to the previous quarter but was 11% lower year on year due to lower underground grades and volumes. Surface production was comparable year-on-year at 115kg (3,700oz).

Post the section 189 consultation process which started in July 2016 the Cooke 4 underground operation has ceased production and primarily as a result, gold production at the Cooke section declined from 1,630kg (52,400oz) for the September 2015 quarter, to 1,126kg (36,200oz) for the period under review. The Ezulwini gold plant continues to be used to process Kloof SRD and Cooke 3 underground volumes on a limited basis. Surface gold production increased by 7% to 222kg (7,100oz).

PLATINUM DIVISION

The Platinum Division delivered record attributable PGM production of 94,791oz (4E) for the September 2016 quarter. This is a particularly pleasing outcome given the punitive interventions by the Department of Mineral Resources in this region and the knock-on effects of the illegal industrial action in the previous quarter. Costs were well managed resulting in the Platinum Division recording a R190 million operating profit and a 25% cash operating margin for the quarter.

Mimosa and Platinum Mile delivered solid results, with Platinum Mile delivering significantly higher production compared with the June 2016 quarter. Quarterly cash operating costs at Kroondal amounted to R9,453/4Eoz (US$672/4Eoz), and at Mimosa, US$724/4Eoz (R10,179/4Eoz). As a result of the increase in production at Platinum Mile cash operating cost of R6,361/4Eoz (US$452/4Eoz) were achieved, resulting in a 39% cash operating margin (before royalties).

Section 11 approval for the acquisition of the Rustenburg assets from Anglo American Platinum Limited was granted by the Department of Mineral Resources on 18 October 2016. Sibanye will now assume ownership and control of the Rustenburg assets effective 1 November 2016.

OUTLOOK

The annual gold production guidance for 2016 has been reduced from 50,000kg to 48,500kg at a total cash cost of approximately R380,000/kg and an All-in sustaining cost of approximately R460,000/kg. The All-in cost margin guidance remains at approximately 20%, this assumes a gold price of US$1,255/oz for the December 2016 quarter and an exchange rate of R14.00/US$.

For the December 2016 quarter, PGM production guidance is approximately 88,000oz (4E) with cash operating cost for the Division estimated at approximately R9,700/4Eoz (US$693/4Eoz), with cash operating cost for the operations estimated at approximately: R9,600/4Eoz for Kroondal, US$700/4Eoz for Mimosa and R6,500/4Eoz for Platinum Mile. The guidance excludes the Rustenburg Operations.

27 October 2016
Neal Froneman
Chief Executive Officer

SALIENT FEATURES AND COST BENCHMARKS

Gold Division – Salient features and cost benchmarks for the quarters ended 30 September 2016, 30 June 2016 and 30 September 2015

			Gold Division			Driefontein		Kloof		Beatrix		Cooke	
			Total	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Sep 2016	5,238	2,066	3,172	506	1,098	555	687	743	359	262	1,028
		Jun 2016	5,029	2,091	2,938	496	946	496	598	762	326	337	1,068
		Sep 2015	5,104	2,339	2,765	632	873	500	495	780	344	427	1,053
Yield	g/t	Sep 2016	2.27	5.15	0.39	6.85	0.50	6.52	0.53	3.28	0.32	4.30	0.22
		Jun 2016	2.39	5.13	0.43	6.84	0.66	7.01	0.59	3.25	0.30	4.11	0.19
		Sep 2015	2.50	4.96	0.43	6.44	0.61	6.34	0.64	3.50	0.34	3.82	0.20
Gold produced/sold	kg	Sep 2016	11,897	10,649	1,248	3,468	550	3,617	361	2,438	115	1,126	222
		Jun 2016	12,008	10,735	1,273	3,394	620	3,479	352	2,477	98	1,385	203
		Sep 2015	12,772	11,596	1,176	4,069	532	3,168	319	2,729	117	1,630	208
	000'oz	Sep 2016	382.5	342.4	40.1	111.5	17.7	116.3	11.6	78.4	3.7	36.2	7.1
		Jun 2016	386.1	345.1	40.9	109.1	19.9	111.8	11.3	79.6	3.2	44.3	6.5
		Sep 2015	410.6	372.8	37.8	130.8	17.1	101.9	10.2	87.7	3.8	52.4	6.7
Gold price received	R/kg	Sep 2016	597,705			597,760		597,386		598,198		606,009	
		Jun 2016	606,379			605,556		607,152		605,515		606,612	
		Sep 2015	470,349			470,702		469,315		471,855		469,042	
	US$/oz	Sep 2016	1,322			1,323		1,322		1,324		1,341	
		Jun 2016	1,260			1,258		1,261		1,258		1,260	
		Sep 2015	1,126			1,126		1,123		1,129		1,122	
Operating cost	R/ton	Sep 2016	874	1,996	144	2,479	187	2,207	164	1,226	131	2,802	89
		Jun 2016	893	1,940	148	2,509	185	2,363	179	1,182	151	2,196	96
		Sep 2015	865	1,729	134	1,995	173	2,383	163	1,098	150	1,720	83
Operating margin	%	Sep 2016	36	35	40	39	38	43	48	38	34	(10)	35
		Jun 2016	38	38	44	39	53	45	50	40	17	12	17
		Sep 2015	27	26	32	34	39	20	46	34	6	5	4
Total cash cost[1]	R/kg	Sep 2016	398,319			378,372		352,086		389,111		611,573	
		Jun 2016	378,398			358,445		340,277		373,282		529,030	
		Sep 2015	348,857			313,497		363,650		325,650		446,028	
	US$/oz	Sep 2016	881			837		779		861		1,353	
		Jun 2016	786			745		707		776		1,099	
		Sep 2015	835			750		869		779		1,067	
All-in sustaining cost	R/kg	Sep 2016	479,785			449,154		441,956		462,162		676,632	
		Jun 2016	443,912			422,646		421,274		441,786		585,390	
		Sep 2015	420,811			379,331		449,297		384,364		501,741	
	US$/oz	Sep 2016	1,062			994		978		1,023		1,497	
		Jun 2016	922			878		875		918		1,216	
		Sep 2015	1,007			908		1,075		920		1,200	
All-in cost	R/kg	Sep 2016	497,794			453,708		452,690		462,201		690,134	
		Jun 2016	467,214			424,664		427,069		441,903		586,461	
		Sep 2015	429,565			379,744		455,635		384,364		502,992	
	US$/oz	Sep 2016	1,102			1,004		1,002		1,023		1,527	
		Jun 2016	971			882		887		918		1,219	
		Sep 2015	1,028			909		1,090		920		1,203	
All-in cost margin	%	Sep 2016	17			24		24		23		(16)	
		Jun 2016	23			30		30		27		3	
		Sep 2015	9			19		3		19		(7)	
Total capital expenditure[2]	Rm	Sep 2016	1,024.0			286.4		365.3		162.8		70.0	
		Jun 2016	901.6			248.5		298.4		158.6		56.8	
		Sep 2015	872.9			272.1		295.2		148.6		73.7	
	Rm	Sep 2016	71.7			20.1		25.2		11.5		4.9	
		Jun 2016	59.7			16.5		19.8		10.5		3.8	
		Sep 2015	67.3			21.2		22.7		11.4		5.6	

Average exchange rates for the quarters ended 30 September2016, 30 June 2016 and 30 September 2015 were R14.06/US$, R14.97/US$ and R13.00/US$, respectively.

Figures may not add as they are rounded independently.

[1] *Total cash cost is calculated in accordance with the Gold Institute Industry Standard.*

[2] *Included in total capital expenditure is expenditure of R139.5 million (US$10.0 million), R139.3 million (US$9.1 million) and R83.3 million (US$6.4 million) for the quarters ended 30 September 2016, 30 June 2016 and 30 September 2015, respectively, the majority of which was spent on our growth project, Burnstone.*

Platinum Division – Salient features and cost benchmarks for the quarters ended 30 September 2016 and 30 June 2016, since acquisition on 12 April 2016

			Platinum Division – attributable[1]			Kroondal	Mimosa	Plat Mile
			Total	Under-ground	Surface	Attributable	Attributable	Surface
Tons milled/treated	000'ton	Sep 2016	3,112	1,242	1,870	897	345	1,870
		Jun 2016	2,692	1,259	1,433	932	327	1,433
Plant head grade	g/t	Sep 2016	1.49	2.79	0.63	2.51	3.53	0.63
		Jun 2016	1.65	2.78	0.65	2.50	3.57	0.65
Plant recoveries	%	Sep 2016	63.60	80.75	12.77	81.97	78.50	12.77
		Jun 2016	65.09	80.15	8.58	80.96	78.54	8.58
PGM 4E production[2]	4Eoz	Sep 2016	94,791	89,990	4,801	59,268	30,722	4,801
		Jun 2016	92,773	90,198	2,575	60,707	29,491	2,575
Average PGM 4E basket price	R/4Eoz	Sep 2016	12,726	12,711	13,015	12,949	12,252	13,015
		Jun 2016	12,499	12,491	12,769	12,578	12,313	12,769
	US$/4Eoz	Sep 2016	901	899	925	914	871	925
		Jun 2016	832	831	846	836	822	846
Cash operating cost	R/ton	Sep 2016	290	703	16	625	907	16
		Jun 2016	354	735	19	630	1,035	19
	US$/ton	Sep 2016	21	50	1	44	64	1
		Jun 2016	24	49	1	42	69	1
Cash operating margin	%	Sep 2016	25	24	39	23	26	39
		Jun 2016	13	14	(2)	10	19	(2)
Cash operating cost[3]	R/4Eoz	Sep 2016	9,532	9,701	6,361	9,453	10,179	6,361
		Jun 2016	10,268	10,256	10,660	9,683	11,482	10,660
	US$/4Eoz	Sep 2016	678	690	452	672	724	452
		Jun 2016	683	682	707	642	766	707

[1] Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%) and Platinum Mile surface operation.

[2] Production per product

[3] Excluding royalties

Production(oz)	Sep 2016	Jun 2016
Platinum	52,480	51,346
Palladium	31,697	31,022
Rhodium	8,129	7,996
Gold	2,485	2,409
PGM4E production (4Eoz)	94,791	92,773
Ruthenium	12,368	12,186
Iridium	3,038	3,079
Total	110,197	108,038

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 September 2016			Quarter ended 30 June 2016			Nine months to 30 September 2016		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,237	963	771	1,709	841	943	4,599	2,506	3,021
Advanced on reef	(m)	130	214	109	293	275	107	637	662	351
Channel width	(cm)	78	41	96	43	92	130	63	65	89
Average value	(g/t)	13.7	16.3	41.5	30.4	5.5	31.3	19.1	8.6	40.8
	(cm.g/t)	1,067	669	3,980	1,296	507	4,051	1,197	560	3,649

Kloof		Quarter ended 30 September 2016				Quarter ended 30 June 2016				Nine months to 30 September 2016			
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Advanced	(m)	617	782	226	2,330	803	848	213	2,588	2,143	2,296	526	7,158
Advanced on reef	(m)	292	116	-	476	284	93	22	499	786	353	32	1,495
Channel width	(cm)	142	50	-	110	192	68	108	113	169	89	117	113
Average value	(g/t)	5.6	13.8	-	22.9	6.9	9.5	13.4	22.0	7.1	7.6	11.0	22.1
	(cm.g/t)	794	696	-	2,514	1,322	642	1,441	2,480	1,190	676	1,286	2,508

Beatrix		Quarter ended 30 September 2016		Quarter ended 30 June 2016		Nine months to 30 September 2016	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,503	756	4,694	868	13,373	2,571
Advanced on reef	(m)	1,354	85	1,167	203	3,879	537
Channel width	(cm)	128	118	132	101	125	111
Average value	(g/t)	7.7	16.9	7.1	14.8	7.6	13.5
	(cm.g/t)	992	1,998	934	1,495	955	1,563

Cooke		Quarter ended 30 September 2016				Quarter ended 30 June 2016				Nine months to 30 September 2016			
	Reef	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburg Massives	Kimberley Reefs
Advanced	(m)	268	1,124	-	226	305	1,372	69	229	952	4,171	173	601
Advanced on reef	(m)	129	434	-	71	149	564	29	59	489	1,616	125	174
Channel width	(cm)	248	232	-	213	227	282	384	296	256	256	352	239
Average value	(g/t)	3.8	3.5	-	2.9	3.4	3.8	3.2	4.2	3.0	3.8	4.7	3.5
	(cm.g/t)	954	816	-	628	771	1,060	1,232	1,240	755	986	1,654	844

Kroondal		Quarter ended 30 June 2016[1]					Quarter ended 30 September 2016				
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Advanced	(m)	537	473	821	650	934	687	515	1,152	677	621
Advanced on reef	(m)	529	465	745	384	934	580	476	738	508	587
Channel width	(cm)	211	192	113	69	167	178	191	66	80	170
Height	(cm)	235	226	228	231	232	252	234	220	221	234
Average value	(g/t)	2.18	2.32	2.21	1.47	2.89	1.95	2.15	1.83	2.09	2.63
	(cm.g/t)	513	523	505	340	670	491	501	402	463	617

[1] Development data since acquisition date on 12 April 2016.

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE: SGL
NYSE: SBGL

Website
www.sibanyegold.co.za

Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
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Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

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Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 27, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer